

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 15, 2016

Douglas B. Newton
Chief Financial Officer
CF Corporation
1701 Village Center Circle
Las Vegas, Nevada 89134

> **Re:** **CF Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 6, 2016**
> **CIK No. 1668428**

Dear Mr. Newton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please identify the anchor investors.

2.   Confirm that anchor investors will have the power to vote their founder shares prior to paying the Company for their investment.

3.   Consider including a separate risk factor highlighting the fact that the anchor investors could purchase Class A shares in the market following the IPO and then leverage redemption of these shares to affect whether a business combination is consummated and the closing of their forward purchase commitment.

Forward Purchase Agreements, page 10

4. We note that the forward purchase agreements provide that the anchor investors have a right to acquire an aggregate of five percent of the founder shares of any special purpose acquisition company sponsored by your significant shareholders, Messrs. Chu and Foley II for 10 years following the date of the forward purchase agreements. Please tell us and disclose the nature of indemnification obligations, if any, assumed by you related to this provision in such agreements.

Capitalization, page 63

5. Refer to footnote (1). We note that you have 2.5 million Class B ordinary shares outstanding, as adjusted. It appears that you are giving effect to the surrender of founder shares. Please revise or advise.

6. Refer to footnote (4). It appears that the shares issued in the connection with forward purchase agreements are not included. Please revise or advise.

Note 7. Shareholder's Equity, page F-13
Class B Ordinary Shares, page F-13

7. We note your response to comment 10 and your revised disclosure. It appears that the forward purchase agreements will enable the anchor investors to obtain a percentage ownership which is significantly in excess of 20% prior to the issuance of shares to a seller in an Initial Business Combination. If so, please quantify their maximum possible percentage ownership prior to and/or concurrent with the Initial Business Combination.

Note 8. Subsequent Events, page F-14

8. Please disclose the terms of the forward purchase agreements and the founder shares which were issued as consideration. Addressing the underlying contractual conditions and covenants, tell us how you plan to account for the agreements and the cost of the founder shares in the financial statements.

    You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Joel L. Rubinstein, Esq.
        Elliott M. Smith, Esq.